
GRASIM
ADITYA BIRLA GROUP

082-03322

8th January, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA




10015149

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Friday, the 22nd January, 2010 inter alia to consider and approve unaudited financial results (provisional) for the quarter ended 31st December, 2009.

SUPPL

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


ADITYA BIRLA
GRASIM

6th January, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041
Email: corp.relations@bseindia.com

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238 and 26598347/48
Email: cmlist@nse.co.in

Dear Sir,

This refers to our letter dated 3rd December, 2009, vide which we have filed with the Stock Exchange three copies of the Notice together with the Explanatory Statement and the Scheme of Arrangement of the Court Convened meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Company to be held on 4th January, 2010.

We now write to inform you that pursuant to the Order dated 13th November, 2009 passed by the Hon'ble High Court of Madhya Pradesh, Bench Indore, the said Court Convened meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Company, were held on 4th January, 2010 at the Registered Office of the Company at Grasim Club, Birlagram, Nagda 456331, District Ujjain, Madhya Pradesh, wherein the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Company have unanimously approved the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Grasim Industries Limited and Samruddhi Cement Limited and their respective Shareholders and Creditors ("the Scheme").

Further, at the aforesaid meeting of the equity shareholders, the equity shareholders of the Company have also passed a special resolution in relation to the reduction in the Share Premium Account of the Company by Rs. 823.88 crores and the Preference Share Capital Redemption Reserve of the Company by Rs. 1.48 crores, pursuant to the Scheme.

The Chairperson appointed by the High Court for the said meetings has filed her reports of the said meetings in the High Court.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

Cc: 1. Luxembourg Stock Exchange - for information please.
2. Securities & Exchange Commission, USA
3. Citi Bank N.A., USA
4. Citi Bank N.A., Mumbai
5. National Securities Depository Ltd.
6. Central Depository Services (India) Ltd.

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030, Maharashtra, India
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office . P.O. Birlagram, Nagda - 456 331 (M.P.)